UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2023

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. DESCRIPTION OF BUSINESS

Feel The World, Inc., d.b.a. Xero Shoes®, is footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and performance shoes, boots, and sandals, as well as do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to international wholesale and distribution partners.

The Company's brand tenets are:

• NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.

• NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the- ground design for balance and agility.

• NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

The Company has experienced rapid growth at a compound annual growth rate of 61%, with revenue increasing from $1.4 million in 2015 to $64.6 million in 2023.

The Company designs and develops its own footwear styles, which it contracts with third parties to manufacture. In 2022, the Company transitioned away from using a manufacturing agent to better control costs and ensure the quality of the product. The Company works directly with several manufacturers and multiple material suppliers.

As of the end of 2023, the Company employed the full time equivalent of 98 people.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

Overall

Our strategic focus in 2023 was on:

•	Developing new and exciting styles to meet our customers’ footwear needs
•	Enhancing product team leadership
•	Establishing a direct-to-consumer channel in the United Kingdom
•	Continued expansion of our wholesale channel in the United States and European Unions
•	Investment in talent to support our continued growth

Net revenues

Feel the World, Inc. generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution. In 2023, we had tremendous growth in both business segments and across all channels:

Growth of net revenue by geography:

(in thousands)	2023	2022	$ Change	% Change
North American	$53,764	$43,265	$10,499	24.3%
European	10,795	5,487	5,308	96.7%
Total	$64,559	$48,752	$15,807	32.4%

Growth of net revenue by channel:

(in thousands)	2023	2022	$ Change	% Change
Direct-to-consumer	$44,848	$32,078	$12,770	39.8%
Wholesale/Distributor	11,978	10,176	1,802	17.7%
Amazon	7,733	6,498	1,235	19.0%
Total	$64,559	$48,752	$15,807	32.4%

Comparative Channel Mix	2023	2022
Direct-to-consumer	69%	66%
Wholesale/Distributor	19%	21%
Amazon	12%	13%

The percentages above are shown net of returns.

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Overall net revenue growth was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns, the direct-to-consumer channel in Europe, and the overall increase in consumer’s knowledge of minimalist footwear. Our Average Order Value (AOV) for direct to consumer increased to $101 in 2023 compared to $99 in 2022 as a result of easing off discounts in the European Union. The number of pairs of shoes sold in the direct-to-consumer channel increased from 323,000 in 2022 to 443,000 in 2023.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general. We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns increased to 38% in 2023 compared to 29% in 2022 due to inventory rationalization by Amazon. Direct-to-consumer returns decreased to 9% in 2023 from 15% in 2022.

The Company is focused on expanding internationally as well as through other digital and brick and mortal channels. The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Gross Profit

Gross profit for the year ended December 31, 2023, increased by $11.5 million over 2022 and gross margin increased from 46% to 52%. This increase in gross margin was the result of (1) reduced discounting in the European Union as part of the startup of the direct-to-consumer website, (2) the increase of the percentage of sales in the direct-to-consumer channel, and (3) reduced shipping costs, which began to lower in the fourth quarter of 2022. The Company did not raise the MSRP of its products in 2023. The Company strategically utilized air freight to ensure key styles were available in a timely manner in the spring of 2022 due to supply chain delays. The Company has not used air freight since.

Expenses

Total operating expenses increased 42% for the year ended December 31, 2023, compared to 2022 mainly due to additional payroll and marketing costs.  The Company started 2023 with 72 employees and ended with 98. Additional employees were added to enhance the leadership and creative teams, to support the increased volume of sales, and increase sales support in the Czech Republic office. Additionally, the Company continued to adjust salaries to market rates to retain key talent.

Sales and marketing expenses increased by $4.9 million in the year ended December 31, 2023, compared to the prior year. Sales and marketing expenses increased to 24% of net revenue in 2023 compared to 22% of net revenue in 2022. The Company continues to explore different ways to improve sales conversion.

Research and development expenses for the year ended December 31, 2023, increased by $590,000 or 43% over 2022. Research and development expenses remained flat at 3% of net revenue in 2023. Additional investment in creative personnel to support and maintain our new factory direct structure as well as additional costs to maintain and innovate a larger line of styles account for the dollar increase.

The Operations line item includes our customer service costs and the dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations increased 39% or $1.1 million from $2.8 million in 2022 to $3.9 million in 2023 mainly due to increased personnel, increasing salaries, and an increase in rent costs to meet demand. Operating costs as a percentage of net revenue remained flat at 6% in 2023.

Interest expense for the year ended December 31, 2023, was $226,000 more than 2022. This was the result of increased interest rates in 2023 compared to 2022.

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Net income

For the year ended December 31, 2023, the Company had income before income tax of $4.9 million, or 8% of net revenues, compared to $1.6 million, or 3% of net revenues in the year ended December 31, 2022. In 2023 the Company was in transition operationally as key personnel were added and initiatives to handle current growth and ensure future growth were begun. The Company believes this investment to be key to its future growth. However, the reduced cost of goods offset these costs contributing to the improved profit margin.

(b) Liquidity and Capital Resources

Throughout its history, the Company has used a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables and a small equity raise to retain adequate working capital to provide stability to our workforce and fund our inventory supply chain. In November 2021, the Company closed on a revolving loan with JP Morgan Chase that was used to refinance the Genlink/La Plata loan and provided an additional $4.0 million of credit for working capital. The Company utilized the full amount of that credit facility in 2022 to finance the purchase of inventory to support our growth. The outstanding balance of the JP Morgan loan on December 31, 2023, was $5.6 million.

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company has an established history of fulfilling all its loan obligations on time.

(c) Trend Information

Over the last several years the Company has traversed one economic shock after another, including increased tariffs, COVID-19, supply chain delays, and high inflation. The Company anticipates continued growth year over year and believes the recent large investment in inventory to support those sales is sufficient to avoid any material negative impact on sales at the time of this filing. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

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Item 3. DIRECTORS & OFFICERS

Name	Position	Age	Term of Office
Steven Sashen*	Co-Chief Executive Officer	61	December 2010 – Present
Lena Phoenix *	Co-Chief Executive Officer	55	December 2010 – Present
Erin Edwards**	Board Member	40	December 2020 – Present
Marc Schneider**	Board Member	64	December 2020 – Present
David Barnhill	President/Chief Financial Officer	54	June 2021 – Present
Brighton Wang	Chief Operating Officer	43	July 2021 – Present
Michael Pao	Chief Product Officer	51	July 2023 – Present

Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

*	Family Relationships: Steven Sashen and Lena Phoenix are a married couple.

**	Erin Edwards and Marc Schneider are employed by TZP Group, et. al.

Steven Sashen, Co-founder/Co-CEO/Board Member. Steven is the Company's strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand's authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, Co-founder/Co-CEO/Board Member. A fourth-generation entrepreneur, Lena’s previous ventures include the founding and sale of a mortgage company and serving as President of a management, internet marketing and publishing company. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Erin Edwards, TZP Group Partner/Board Member. Prior to being a Group Partner at TZP, Erin spent 10 years at North Castle Partners, a private equity firm focused on consumer investments that benefit from healthy living and aging trends. Prior to joining North Castle, Erin was an investment professional at AEA Investors, where she focused on the execution and monitoring of investments across various B2B and B2C segments, and Insight Venture Partners, where she sourced, executed and monitored various investments across the software and technology verticals. She also worked as Director of Corporate Development at Acronis Software. Erin graduated summa cum laude from the University of Pennsylvania with a B.A. in Economics.

Marc Schneider, TZP Group Senior Advisor/Board Member. Marc Schneider is a veteran in retail and wholesale space with over 35 years of experience in building brands and global businesses. Mr. Schneider was most recently CEO of Kenneth Cole Productions. Prior to joining Kenneth Cole Productions, Inc., he was Group President of the Heritage Brands at PVH Corp. He is currently a Board Member at RG. Barry and the Saatva Company. He is a graduate of the University of Massachusetts Amherst with a B.B.A. in Business Administration & Management.

David Barnhill, President/Chief Financial Officer. David has 20 plus years of financial leadership experience that has ranged from multi-billion-dollar public companies to private companies navigating through high growth phases. He began his career as part of Performance Food Group as a member of the corporate acquisition team as the director of finance, and most recently has worked as the CFO in two fast growing companies, Ascentia and Stoneside Shades and Blinds. David has a Master of Science in Finance and Master of Accountancy from the University of Denver.

Brighton Wang, Chief Operations Officer. Brighton Wang was the Vice President of Supply Chain at Shoes For Crews, where he was responsible for manufacturing, sourcing, logistics, and distribution. Prior to the footwear industry, Brighton was a management consultant advising public and private companies on profit strategy, margin enhancement, and supply chain & operations. Brighton earned an MBA from the Kellogg School of Management and a Bachelor of Science in Biomedical Engineering and Economics from Duke University.

Michael Pao, Chief Product Officer. Michael brings over two decades of leadership experience developing and implementing product strategies for leading sportswear and casual brands. After 6 years as a professional soccer player, he transitioned into a business career in sportswear with a focus on product management and progressed to his most recent roles leading product teams for global fashion and lifestyle brands, including Clarks, Crocs, and Timberland. Michael has a degree in Biology from Vanderbilt University and an MBA from the Darla Moore School of Business at the University of South Carolina.

COMPENSATION

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) stock options, etc.	Total compensation ($)
David Barnhill	President/CFO	280,000	33,099	313,099
Brighton Wang	COO	235,000	25,286	260,286
Michael Pao	CPO	275,000	15,295	290,295

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class(1)	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 320 Interlocken Parkway, Suite 100 Broomfield, CO 80021	3,263,753 shares(2)	1,636,876 shares. Spouse of Steven Sashen and shares the same residence	34%

Class A Voting Common Stock	Steven Sashen, 320 Interlocken Parkway, Suite 100, Broomfield, CO 80021	1,636,876 shares(3)	3,263,753 shares. Spouse of Lena Phoenix and shares the same residence	17%

(1) The number of outstanding shares of Class A Voting Stock held by 18 independent shareholders is 389,351. The number of shares held in reserve for the Employee Stock Option Plan is 733,424, with 576,657 of these share options having been issued of which 315,000 having been exercised.

(2) Includes 1,600,000 shares of Class A Voting Stock Common Stock held by Lena Phoenix in Summer Dojo LLC, a Wyoming Limited Liability Company and 500,000 shares of Class A Voting Common Stock held by Lena Phoenix in Rose Violet LLC, a Wyoming Limited Liability Company. Ms. Phoenix has voting and dispositive power over the shares of Class A Voting Stock held by Summer Dojo LLC and Rose Violet LLC.

(3) Includes 1,200,000 shares of Class A Voting Common Stock held by Steven Sashen in Autumn Moon LLC, a Wyoming Limited Liability Company. Mr. Sashen has voting and dispositive power over the shares of Class A Voting Stock held by Autumn Moon LLC.

The Company has issued 3,681,234 of Preferred Shares convertible to Class A Voting Common Stock carrying a 10% dividend rate convertible under certain conditions.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None

Item 6. OTHER INFORMATION

None

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

See Page 9

6

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

7

FEEL THE WORLD, INC.

8

To the Board of Directors of

Feel The World, Inc.

Broomfield, CO

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Feel The World, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022 and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 29, 2024

9

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents	$5,698,589	$5,141,951
Accounts receivable	3,114,803	624,774
Inventory assets	16,133,105	14,948,320
Inventory in transit	2,726,114	3,460,989
Income tax receivable	539,352	678,249
Prepaid expenses	172,823	350,171
Total Current Assets	28,384,786	25,204,454
Non-Current Assets:
Property and equipment, net	1,306,615	1,101,483
Intangible assets, net	585,583	399,457
Deposits	92,415	69,990
Deferred tax assets	486,622	220,000
Operating lease right-of-use assets	3,608,843	2,402,185
Total Non-Current Assets	6,080,078	4,193,115

TOTAL ASSETS	$34,464,864	$29,397,569

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

10

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Liabilities:
Current Liabilities:
Accounts payable	$3,242,864	$3,644,306
Accrued expenses	2,712,206	2,157,637
Customer deposits	81,221	75,936
Deferred revenue	328,396	166,450
Operating lease liability, current portion	672,370	724,925
Lines of credit, current portion	4,325,000	225,000
Total Current Liabilities	11,362,057	6,994,254
Long-Term Liabilities:
Lines of credit, net of unamortized discount	1,256,906	5,559,422
Operating lease liability, net unamortized discount and current portion	3,142,823	1,817,056
Total Long-Term Liabilities	4,399,729	7,376,478
Total Liabilities	15,761,786	14,370,732

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $16,769,688 and $15,245,171, as of December 31, 2023 and December 31, 2022, all respectively.	$368	$368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,289,980 and 5,289,980 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.	529	529
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of December 31, 2023, and December 31, 2022, respectively.	18	18
Additional paid-in capital	8,458,844	8,351,798
Treasury Stock	(4,424)	(4,424)
Retained earnings	10,523,214	6,840,267
Accumulated other comprehensive loss	(275,471)	(161,719)
Total Stockholders’ Equity	18,703,078	15,026,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$34,464,864	$29,397,569

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2023 and 2022

	2023	2022

Net revenues	$64,558,637	$48,751,753
Cost of goods sold	30,823,099	26,552,986
Gross profit	33,735,538	22,198,767

Operating Expenses:
General & administrative	6,881,512	5,101,459
Sales & marketing	15,672,369	10,734,581
Research & development	1,968,317	1,378,768
Operations	3,905,455	2,815,478
Total operating expenses	28,427,653	20,030,286

Income from operations	5,307,885	2,168,481

Other income / (expense):
Interest income	1,448	3,980
Interest expense	(577,630)	(351,973)
Other income (expense)	156,147	(221,715)
Total other income / (expense)	(420,035)	(569,708)

Income before income tax	4,887,850	1,598,773

Provision for (Benefit from) income tax	1,204,903	(19,309)

Net income	$3,682,947	$1,618,082

Other comprehensive income/(expense):

Foreign currency translation loss	(113,752)	(95,128)

Total comprehensive income	$3,569,195	$1,522,954

Weighted-average vested common shares outstanding
-Basic	5,465,687	5,336,139
-Diluted	5,682,136	5,533,886
Net earnings per common share
Basic	$0.67	$0.30
Diluted	$0.65	$0.29

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2023 and 2022

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2021	3,681,234	$368	4,974,980	$497	175,707	$18	1,125	$(4,424)	$8,022,357	$(66,591)	$5,222,185	$13,174,410

Net income	—	—	—	—	—	—	—	—	—	—	1,618,082	1,618,082

Exercise of stock option	—	—	315,000	32	—	—	—	—	261,419	—	—	261,451

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(95,128)	—	(95,128)

Stock compensation	—	—	—	—	—	—	—	—	68,022	—	—	68,022

Balance at December 31, 2022	3,681,234	368	5,289,980	529	175,707	18	1,125	(4,424)	8,351,798	(161,719)	6,840,267	15,026,837

Net income	—	—	—	—	—	—	—	—	—	—	3,682,947	3,682,947

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(113,752)	—	(113,752)

Stock compensation	—	—	—	—	—	—	—	—	107,046	—	—	107,046

Balance at December 31, 2023	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,458,844	$(275,471)	$10,523,214	$18,703,078

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023 and 2022

	2023	2022

Cash Flows From Operating Activities
Net Income	$3,682,947	$1,618,082
Adjustments to reconcile net income to net cash provided by/(used in) in operating activities:
Inventory write-off	420,632	364,422
Depreciation and amortization	435,151	382,056
Stock-based compensation	107,046	68,022
Deferred taxes	(266,622)	(277,437)
Amortization of loan fees	22,484	22,484
Loss on disposal of assets	46,667	50,788
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(2,490,029)	(104,270)
(Increase)/Decrease in inventory	(1,605,417)	(8,520,275)
(Increase)/Decrease in inventory in transit	734,875	3,515,766
(Increase)/Decrease in income tax receivable	138,897	(404,635)
(Increase)/Decrease in prepaid expenses	177,348	(142,632)
(Increase)/Decrease in deposits	(22,425)	7,443
(Increase)/Decrease in operating lease right-of-use assets	(1,206,658)	(2,402,185)
Increase/(Decrease) in accounts payable	(401,442)	(2,071,512)
Increase/(Decrease) in accrued expenses	554,569	(259,227)
Increase/(Decrease) in deferred lease payable	—	(54,852)
Increase/(Decrease) in operating lease liability	1,273,212	2,541,981
Increase/(Decrease) in customer deposits	5,285	(588,549)
Increase/(Decrease) in deferred revenue	161,946	98,394
Net cash provided by (used in) in operating activities	1,768,466	(6,156,136)

Cash Flows From Investing Activities
Cash paid for intangibles	(187,781)	(109,945)
Cash paid for property and equipment	(685,295)	(657,951)
Cash used in investing activities	(873,076)	(767,896)

Cash Flows From Financing Activities
Proceeds from lines of credit	—	4,000,000
Repayments on term loans	(225,000)	(125,000)
Proceeds from exercise of stock option	—	261,451
Net cash provided by (used in) financing activities	(225,000)	4,136,451

Effect of foreign currency loss	(113,752)	(95,128)

Net Change in Cash	556,638	(2,882,709)
Cash at Beginning of Year	5,141,951	8,024,660
Cash at End of Year	$5,698,589	$5,141,951

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$542,818	$309,864
Cash paid for income taxes	$1,206,285	$551,300

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of common stock to preferred stock	$—	$—
Capitalized interest to principal	$—	$—

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

14

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers, distributors, and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V. Feel The World, Inc. and its subsidiaries are collectively referred to as “the “Company”, “we”, “our”, and “us” in this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with GAAP. These consolidated financial statements include all accounts of Feel the World, Inc., along with its fully owned subsidiaries, Feel the World EU B.V. and Xero Shoes EU s.r.o. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is their local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the years ended December 31, 2023 and 2022, the foreign currency translation loss was $113,752 and $95,128, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, deferred tax assets, accrued expenses, fair value of stock options and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

15

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insured limits provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On December 31, 2023 and 2022, the Company’s cash balances exceeded such insured limits by $5,411,018 and $4,724,543, respectively, and no losses have been recognized due as a result of these excess amounts.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of December 31, 2023 and 2022, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2023 and 2022 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains agreements with third-party logistics providers in the Czech Republic and the People’s Republic of China. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the consolidated statements of operations and comprehensive income. The Company wrote off inventory worth $420,632 and $364,422 for the years ended December 31, 2023 and 2022, respectively. The write-off amount for both years includes inventory impairment, loss, disposal for damaged inventory due to returns or quality control issues. Some of these shoes were destroyed, and the majority were donated to charity.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have been shipped by the suppliers but have not yet been received at our warehouses.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $347,254 and $302,599 are included in cost of goods sold for the years ended December 31, 2023 and 2022, respectively. The balances as of December 31, 2023 and 2022 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

16

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Capital assets and depreciation expense as of December 31, 2023 and 2022 (full year depreciation) are as follows:

	2023	2022
Footwear molds	$1,977,643	$1,734,543
Footwear lasts	21,840	21,840
Furniture and equipment	757,139	496,929
Trade show booth	10,152	7,247
Website	30,000	30,000
Leasehold improvements	145,043	136,274
	2,941,817	2,426,833
Accumulated depreciation	(1,635,202)	(1,325,350)
Property and equipment, net	$1,306,615	$1,101,483
Depreciation expense	$433,496	$380,625

Leases and Leasehold Improvements

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in the consolidated balance sheets the obligation to make lease payments and a right-of-use (“ROU”) asset representing our right to use the underlying asset for the lease term. As an accounting policy election, we do not record leases with an initial term of 12 months or less on the consolidated balance sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For leases that commenced before January 1, 2022, we have applied the modified retrospective transition method which resulted in comparative information not being restated. The new lease accounting standard, ASC Topic 842, Leases, provides several optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. ROU assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rates. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis.

Any leasehold improvements made by the Company to the underlying assets for the need of our operations are capitalized and recognized separately from the ROU assets. The leasehold improvements are subsequently amortized over the shorter of the useful life of leasehold improvements or the remaining lease term.

17

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $1,655 and $1,431 for the years ended December 31, 2023 and 2022, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no impairment is currently warranted. The intangibles carrying amount and amortization expense as of December 31, 2023 and 2022 are as follows:

	2023	2022
Trademarks	$347,530	$241,221
Patents	247,053	165,581
Intangible assets	594,583	406,802
Accumulated amortization	(9,000)	(7,345)
Intangible assets, net	$585,583	$399,457
Amortization expense	$1,655	$1,431

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made.

18

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Customer Deposits

At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recognized as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all states with a sales tax and the District of Columbia. These taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

The Company generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution.

The following tables present the Company's revenues disaggregated by reportable operating segments and distribution channel:

Growth of net revenue by geography:

(in thousands)	2023	2022
North American	$53,764	$43,265
European	10,795	5,487
Total	$64,559	$48,752

Growth of net revenue by channel:

(in thousands)	2023	2022
Direct-to-consumer	$44,848	$32,078
Wholesale/Distributor	11,978	10,176
Amazon	7,733	6,498
Total	$64,559	$48,752

No customer accounted for 10% or more of the Company's consolidated net revenues during the years ended December 31, 2023 and 2022.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statements of operations and comprehensive income. For the years ended December 31, 2023 and 2022, the Company had merchant account fees of $1,259,105 and $1,111,625, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations and comprehensive income. Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

19

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share in the statements of operations and comprehensive income.  Diluted net earnings or loss per share reflects the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting years ending December 31, 2023 and 2022 the Company issued 77,500 and 46,943 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the December 31, 2023 and 2022 diluted earnings per share.

New Accounting Standards

FASB issued ASU 2016-02, Leases (Topic 842), and subsequent Updates to amend the lease accounting and reporting for all entities. These Updates require a reporting entity that entered a lease contract as a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use (“ROU”) asset representing the right to obtain all the economic benefits from the use of the asset and the right to direct the use of the asset for the duration of the lease term. Qualitative disclosures along with quantitative disclosures are required for the lessees and lessors with the goal of enabling users of financial statements to assess the amount, timing and any uncertainty of cash flows arising from leases. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted. On June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022, with the interim periods within the annual reporting periods effective after December 15, 2022.

The Company adopted the updates under the modified retrospective transition method as of January 1, 2022. The new standard provides optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess the prior conclusions (under legacy GAAP Topic 840) about the lease identification, lease classification, and initial direct costs at transition. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For short-term leases (as defined in Topic 842), we made an accounting policy election to apply accounting similar to Topic 840’s operating lease accounting at the commencement date of the applicable leases. Adoption of the new standard, in 2022, resulted in the recording of $2,402,185 in right-of-use assets and corresponding lease liabilities of $2,541,981 for operating leases on our consolidated balance sheets. In 2023, with the addition of the new office space lease, the balances of lease right-of use asset and corresponding lease liability as of December 31, 2023 were $3,608,843 and $3,815,193 respectively. The standard did not materially impact our consolidated net earnings and had no impact on consolidated cash flows.

FASB issued ASU 2016-13, Financial Instruments -Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, and subsequent Updates to replace the incurred loss methodology for recognizing credits losses with a methodology that reflect the current expected credit losses (“CECL”) over the life of financial assets. Under the CECL model, financial assets including trade receivables are required to be estimated for credit losses taking considerations of past events, current conditions and reasonable and supportable forecasts into account. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. After review, it was determined the standard did not materially impact on our consolidated net earnings and had no impact on consolidated cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

20

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,681,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of December 31, 2023 and 2022, the Company had 5,289,980 shares of Class A Voting Common Stock issued and outstanding. As of December 31, 2023 and 2022, the Company had 175,707 shares of Class B Non-Voting Common Stock issued and outstanding. The Company had 3,681,234 shares of Series A Preferred Stock issued and outstanding as of December 31, 2023 and 2022. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 156,767 remain available for issuance as of December 31, 2023.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of December 31, 2023 and 2022), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of December 31, 2023 and 2022, accrued dividends of $4,269,688 and $2,745,171, respectively, and were outstanding but undeclared. The dividend rates are subject to dilution protections.

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $16,769,688, and $15,245,171, as of December 31, 2023 and 2022, respectively. The Series A Preferred Stocks are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stocks are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

The Series A Preferred Stocks are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying consolidated balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

On November 30, 2022, Lena Phoenix, the Company’s Co-CEO and Steven Sashen, Co-CEO, each transferred their ownership of 1,600,000 and 1,200,000 Common Stock Voting Class A shares to Summer Dojo LLC, and Autumn Moon LLC, respectively, for estate planning purposes. Summer Dojo LLC, and Autumn Moon LLC, are private equity investment entities and both transferees become the principal owners (defined as holding more than 10% of the Company’s equity) of Feel the World, Inc. after receiving the transferred shares.

21

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of December 31, 2023 and 2022:

Borrowings:	2023	2022
JP Morgan Chase Loan	$1,625,000	$1,850,000
JP Morgan Chase Line of Credit	3,956,906	3,934,422
Total Borrowings:	$5,581,906	$5,784,422

On November 12, 2021, the Company entered into a credit agreement with JP Morgan Chase comprised of a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment has a maturity date of November 12, 2025, at which time payment of the full principal amount is due. The revolving commitment has a maturity date of November 12, 2024. On February 2, 2022, the Company drew and utilized the full credit available under the revolving commitment of $4,000,000.

The interest rate for both the term and revolving commitment is LIBOR plus 3.250%. For the year ending

December 31, 2023 the weighted average interest rates for the term and revolving commitments were 10.18% and 8.52%, respectively. As of December 31, 2022, the weighted average interest rates for the term and revolving commitments were 8.22% and 4.65%, respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of December 31, 2023 the Company was in compliance with all financial covenants under the credit agreement.

As of December 31, 2022, the balance of the term commitment was $1,850,000 and the revolving commitment was $4,000,000, which net of unamortized discounts of $65,578 for a carrying value of $3,934,422. Total interest paid in 2022 was $309,864. Legal and origination fees of $88,062 were capitalized to the principal balance and will be amortized over the life of the credit agreement, of which $22,484 was amortized in 2022.  As of December 31, 2023, the balance of the term commitment was $1,625,000 and the revolving commitment was $4,000,000, which is presented net of unamortized discounts of $43,094 for a carrying value of $3,956,906. Total interest expense in 2023 was $555,146. Legal and origination fees of $88,062 were capitalized to the principal balance and will be amortized over the life of the credit agreement, of which $22,484 was amortized in 2023.

Future minimum principal payments on the Company’s outstanding debts as of December 31, 2023 are as follows:

2024	$4,325,000
2025	$1,300,000
Total	$5,625,000

22

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

NOTE 5:  INCOME TAXES

The provision for income taxes for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Current:
Federal	$1,173,074	$245,202
State	298,451	12,926
Total current	1,471,525	258,128
Deferred:
Federal	(212,607)	(230,440)
State	(54,014)	(46,997)
Total deferred	(266,621)	(277,437)
Total provision for (benefit from) income tax	$1,204,904	$(19,309)

The Company had a tax receivable of $539,352 and $678,249 as of December 31,2023 and 2022, respectively.

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Deferred tax assets and liabilities as of December 31, 2023 and 2022, are as follows:

	2023	2022
Deferred tax assets:
Employee stock option	$43,039	$16,769
Accrued expenses	70,627	45,275
Lease liability	490,700	626,632
Capitalized Section 174 expenses	677,181	305,851
Interest expense limitation	—	44,573
Charitable contributions	—	33,127
Net operating loss	3,597	73,901
R & D credit	—	29,130
	1,285,144	1,175,258
Deferred tax liabilities:
Property and equipment	(302,382)	(263,901)
Amortization	(25,610)	(25,585)
Right-of-use asset	(459,933)	(592,171)
	(794,925)	(881,357)

Valuation allowance	(3,597)	(73,901)

Net deferred tax asset (liability)	$486,622	$220,000

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of December 31, 2023 and 2022, respectively.

	2023	2022
U.S. federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	4%	-2%
Effect of non-U.S. operations	-1%	4%
Stock Compensation	0%	-18%
Research and development credits	-2%	-6%
NOL	0%	5%
Other	2%	-4%
Effective income tax rate	24%	-1%

The Company has a net operating loss in the Netherlands of approximately $517,000 that can be carried forward indefinitely. A valuation allowance has been established on the net operating loss generated in the Netherlands as it is more-likely-than not that this deferred tax asset will not be realized.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2019, are no longer open for audit.

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for office in Broomfield, Colorado and one leased warehouse location in Denver, Colorado. We also entered into master lease agreements for certain office equipment. Our operating leases expire at various dates through the year 2031 and generally include options for renewal. The exercise of lease renewal options is at the Company’s sole discretion. Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2022, we had operating lease right-of-use assets and operating lease liabilities of $2,402,185 and $2,541,981, respectively. As of December 31, 2023, we had operating lease right-of-use assets and operating lease liabilities of $3,608,843 and $3,815,193, respectively.

23

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years then ended

Lease expense is recognized in Operations expense within the consolidated statements of operations and comprehensive income and primarily consisted of operating lease costs of $ $797,094 and $538,035, short-term lease costs of $32,086 and $36,617, and variable lease costs of $229,843 and $127,890 for the reporting years ended December 31, 2023 and 2022, all respectively.

The following table includes supplemental information related to operating leases:

	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating lease	$755,621	$587,048
Weighted average remaining lease terms (years): Operating leases	5.86	3.51
Weighted average discount rate: Operating leases	7.87%	7.38%

The undiscounted cash flows for future maturities of the Company’s operating lease liabilities and the reconciliation to the operating lease liabilities recognized in the consolidated balance sheets are as follows:

December 31, 2023
2024	$941,819
2025	960,271
2026	983,035
2027	560,236
Thereafter	1,413,129
Total lease payments	4,858,490
Less: imputed interest	(1,043,297)
Present value of lease liabilities	3,815,193

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented the 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option Plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020, stock purchase and exchange agreement. As of December 31, 2023 and 2022, there remains 156,767 and 234,267 shares, respectively, available for issuance under the Plan.

The following table is the summary of stock option activities for the reporting periods ended on December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	184,157	$3.77	452,214	$1.61
Granted	77,500	$6.87	46,943	$5.50
Exercised	—	—	(315,000)	$0.83
Forfeited	—	—	—	$—
Outstanding - end of year	261,657	$4.69	184,157	$3.77

Exercisable at end of year	115,027	$3.61	37,914	$3.40

Intrinsic value of options outstanding at reporting periods	$801,449		$318,313

Weighted average duration (years) to expiration of outstanding options at end of year	8.20		8.67

Weighted average duration (years) to expiration of exercisable options at end of year	7.75		8.52

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	December 31, 2023	December 31, 2022

Risk Free Interest Rate	3.87% - 3.89%	1.45% - 3.00%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	36.88%	24.90% -34.2%
Expected Life (years)	7	5
Fair Value per Stock Option	$3.76 -$3.78	$1.21 - $2.75

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $107,045, and $68,022 was recognized for the years ending December 31, 2023 and 2022, respectively. The fair value of the option grants as of December 31, 2023, was $291,952 with an unamortized compensation expense of $400,639 to be recorded over the next three and a half years.

The Company has a Long-Term Incentive Plan that sets aside 5% of net proceeds from a liquidity event to be paid to the Company’s employees.

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued.

Legal Proceedings

The Company is subject to a single legal proceeding and claim that has not been fully resolved and that has arisen in the ordinary course of business. The outcome of the litigation is inherently uncertain. If the legal matter was resolved against the Company in a reporting period for amounts above management expectations, the Company’s financial results for that reporting period could be materially adversely affected

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on April 29, 2024.

Feel The World, Inc. d.b.a. Xero Shoes

/s/ David Barnhill
By David Barnhill, President/Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the

 /s/ Steven Sashen

Steven Sashen, Co-Chief Executive Officer and Director

Date: April 29, 2024.

/s/ Lena Phoenix

Lena Phoenix, Co-Chief Executive Officer and Director

Date: April 29, 2024.

/s/ Erin Edwards

Director

Date: April 29, 2024.

/s/ Marc Schneider

Director

Date: April 29, 2024.

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